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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                        Securities Exchange Act of 1934

                               ----------------

                                  GO2NET, INC.
                           (Name of Subject Company)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                               ----------------

                                  383586 10 7
                     (CUSIP Number of Class of Securities)

                               ----------------

                              Russell C. Horowitz
                            Chief Executive Officer
                          999 Third Avenue, Suite 4700
                           Seattle, Washington 98104
                                 (206)447-1595
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                               ----------------

                                With a copy to:

                              Thomas M. Camp, Esq.
                          Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 951-6600

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Item 1. Security and Subject Company.

  The name of the subject company is Go2Net, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 999 Third Avenue, Suite 4700, Seattle, Washington 98104. The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share, of the Company (the "Common Stock").

Item 2. Tender Offer of Purchaser.

  This statement relates to a cash tender offer by Vulcan Ventures Incorporated, a Washington corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated March 19, 1999, to purchase up to 3,596,688 shares of Common Stock (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 1999 and the related Letter of Transmittal (which together constitute the "Offer") at a price of $90.00 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the "Offer Price"), net to the seller in cash.

  The Offer is being made pursuant to a Stock Purchase Agreement dated March 15, 1999 by and between the Company and the Purchaser (the "Stock Purchase Agreement").

  Based on the information in the Offer, the address of the principal executive offices of the Purchaser is 110 110th Avenue N.E. Suite 550 Bellevue, Washington 98004.

Item 3. Identity and Background.

  (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Except as set forth below or in the Amended Proxy Statement for the Annual Meeting of Stockholders, dated February 22, 1999, a copy of which has been filed as Exhibit (c) 5 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), dated March 19, 1999 and is incorporated herein by reference, none of the officers or directors of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including without limitation any material contract, agreement, arrangement or understanding
(i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any officer or director, any member of the family of any officer or director or any corporation, partnership, trust or other entity in which any officer or director has a substantial interest or is an officer, director, trustee or partner.

 Stock Options

  Pursuant to agreements under the Company's 1996 Stock Option Plan, the directors and executive officers have been granted options to purchase Common Stock. As of March 15, 1999, Russell C. Horowitz held options to purchase 510,000 shares of Common Stock of which 300,000 were vested and exercisable, John Keister held options to purchase 560,000 shares of Common Stock of which 312,500 were vested and exercisable, Michael J. Riccio, Jr. held options to purchase 650,000 shares of Common Stock of which 167,778 were vested and exercisable, Dennis Cline held options to purchase 20,000 shares of Common Stock all of which were vested and exercisable, and Dr. Oren Etzioni held options to purchase 60,000 shares of Common Stock of which 25,000 were vested and exercisable.

  As permitted by the Stock Purchase Agreement, the Board of Directors has voted to accelerate 35% of the options granted under the 1996 Stock Option Plan which are unvested as of the closing of the Second Issuance (as hereinafter defined), including unvested options held by executive officers and directors of the Company.

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 Employment Agreements

  Effective October 13, 1998, the Company entered into an employment agreement with Michael J. Riccio, Jr. Effective March 1, 1999, the Company entered into amended and restated employment agreements with Russell C. Horowitz and John Keister. Mr. Horowitz's agreement provides for his employment as Chief Executive Officer of the Company at an annual base salary of $36,000. Mr. Keister's agreement provides for his employment as President of the Company at an annual base salary of $72,000. Mr. Riccio's agreement provides for his employment as Chief Operating Officer at an annual base salary of $150,000. In addition, each executive is eligible to receive bonuses upon the achievement by the executive of specified performance objectives determined by the executive and the Company's Compensation Committee. Mr. Riccio's agreement also provides for a one-time $25,000 bonus in consideration of his willingness to relocate to the Seattle, Washington area. Each of the employment agreements extends until January 31, 2002, with annual renewals thereafter unless terminated prior thereto in accordance with their respective terms. In the event that any of the foregoing agreements are terminated, under certain circumstances, the executive is entitled to compensation for the longer of the term of the agreement or six months from the date of termination and to the acceleration of vesting of all stock options.

  Each of the employment agreements described above provides for certain employee benefits, including, without limitation, participation in the Company's stock option plan or any other incentive or bonus plan which the Company may institute in the future, as well as health insurance. Each of the employment agreements provides for a one-year non-competition period following termination of the employment agreement.

 DirectWeb Agreement

  On March 1, 1999, the Company entered into agreements with DirectWeb, Inc. ("DirectWeb") in which the Company agreed to develop and license to DirectWeb co-branded start pages as well as a co-branded version of PlaySite. In addition, under the agreements, the Company sold to DirectWeb lifetime subscriptions to Silicon Investor, one of the Company's branded Web sites, which would be offered to users of DirectWeb services, and DirectWeb purchased advertising on the Company's Web sites. Dennis Cline, a director of the Company, is also a director, the Chief Executive Officer and a significant stockholder of DirectWeb.

Actual and Potential Conflicts of Interest

  Indemnification of Officers and Directors. The Company's Restated Certificate of Incorporation, as amended contains a provision which states that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

  The Company's Bylaws provide that the Company shall, to the full extent permitted by the Delaware General Corporation Law as currently in effect, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents arising in connection with their acting in such capacities. Additionally, the Company's Bylaws provide that the Company may maintain insurance on behalf of any current acting and former directors, officers, employees and agents arising in connection with their acting in such capacities.

Stock Purchase Agreement

  The following summary of certain terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, which has been filed as Exhibit (c)1 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Stock Purchase Agreement.

  The Share Issuances. The Company has agreed to issue and sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, 300,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") for a purchase price of $1,000 per share, in two separate issuances (the "First Issuance" and "Second Issuance") of 167,507 shares (the "First Issuance Shares") and 132,493 shares (the

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"Second Issuance Shares"). Subject to compliance with the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Series A Preferred Stock is initially convertible at a conversion price of $66.11 per share into 4,537,891 shares of Common Stock. The First Issuance was consummated concurrently with the execution of the Stock Purchase Agreement on March 15, 1999. Simultaneously with the closing of the First Issuance, the Company and the Purchaser entered into a Registration Rights Agreement (the "Registration Rights Agreement") and the Purchaser entered into a Stock Purchase and Voting Agreement with each director of the Company (the "Management Stock Agreements").

  The closing of the Second Issuance is to occur as soon as practicable (but not more than three business days) after the satisfaction or waiver of all of the closing conditions set forth in the Stock Purchase Agreement. These closing conditions include: (i) the prior approval by the Company's stockholders, at a special stockholder's meeting to be called by the Company (the "Stockholders Meeting"), of the purchase of the Second Issuance Shares ("Second Preferred Stock Purchase") and the purchase of Common Stock pursuant to the Management Stock Agreements ("Management Stock Purchases") (together, the "Purchaser Acquisitions"); (ii) the receipt of all necessary governmental approvals relating to the Purchaser Acquisitions, including those required by the HSR Act; (iii) the election of the Purchaser's designees to the Company's Board of Directors, who shall constitute a majority of the Board of Directors, by a vote of the Company's stockholders at the Stockholders Meeting; (iv) the absence of a material adverse change in the Company's business, properties, results of operations or financial condition after March 15, 1999; (v) the truth and accuracy at the closing of the representations and warranties made by the parties in the Stock Purchase Agreement; (vi) the parties' material compliance with their respective obligations under the Stock Purchase Agreement; and (vii) other customary conditions.

  The Offer. Under the terms of the Stock Purchase Agreement, the Purchaser was required to commence the Offer no later than five business days after the date of the Agreement. The obligations of the Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to certain conditions set forth in the Offer ("the Offer Conditions"). The Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer; except that the Purchaser may not without the Company's consent decrease the Offer Price, change the form of consideration to be paid in the Offer, increase or decrease the maximum number of shares sought pursuant to the Offer (the "Maximum Tender Number"), add to or modify the Offer Conditions, terminate the Offer other than in accordance with its terms, extend the expiration date of 12:00 midnight, New York City time on Thursday, April 15, 1999 (the "Expiration Date") to a date later than August 31, 1999, or otherwise amend the Offer in a manner adverse to the Company's stockholders.

  The Purchaser is not obligated to keep the Offer open until the Stockholders Meeting occurs. In addition, in the event the parties' obligations to consummate the Second Issuance are terminated as discussed below, the Purchaser may elect, in its sole discretion, to continue to conduct the Offer and may increase the Maximum Tender Number to 5,000,000 shares of Common Stock.

  Subject to the Offer Conditions, the Purchaser is required to accept for payment, purchase, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer and its consummation have been satisfied or waived by the Purchaser. The Offer Conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition (including without limitation any action or inaction by the Purchaser) or may be waived by the Purchaser, in whole or in part at any time and from time to time, in the Purchaser's sole discretion.

  Board Composition. In accordance with the requirements of the Stock Purchase Agreement, the Purchaser shall be entitled to designate two directors to serve on the Board of Directors of the Company, subject to expiration or early termination of the applicable waiting periods under the HSR Act. The Company shall, as soon as practicable after such time, take all action necessary to cause such individuals to be appointed to the Board of Directors and to have at least one such individual on each committee of the Board, including either increasing the size of the Board or securing the resignations of incumbent directors or both. The Company is also required to nominate for election at the Stockholders Meeting a new Board comprised of a slate of director candidates

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reasonably acceptable to the Purchaser. This slate will include three candidates designated by the Purchaser (the "Purchaser Designees"), the existing Chief Executive Officer of the Company (the "Management Designee") and one candidate selected by the Purchaser and the Company who is not an affiliate or employee of either the Purchaser or the Company and who must otherwise constitute an "independent director" under the rules of The Nasdaq Stock Market (the "Outside Designee"). The Purchaser has agreed, to the extent permitted under applicable law, to vote its shares at the Stockholders Meeting in favor of the election of the Outside Designee and the Management Designee, as well as in favor of the Purchaser Acquisitions.

  If, following the Stockholders Meeting but prior to the closing of the Second Preferred Stock Purchase, the Company terminates its obligation to issue and sell the Second Issuance Shares for certain specified reasons, a Purchaser Designee will resign from the Company's Board if necessary to cause the Purchaser's allocation of board seats to be proportionate to the Purchaser's economic interest in the Company (rounded down to the nearest whole number of directors). However, in no event will the Purchaser have fewer than two Purchaser Designees on the Company's Board of the Directors following such reallocation.

  So long as the Purchaser owns at least 50% of the total shares of Common Stock purchased in the First Issuance and the Offer (assuming conversion of the Series A Preferred Stock into Shares of Common Stock), the Company's Board of Directors, subject to its fiduciary duties, will nominate at each stockholder meeting at which the election of directors is considered at least two Purchaser representatives for election to the Board. The Purchaser has agreed, so long as the current Management Designee is the Chief Executive Officer of the Company, to vote its shares in favor of such person's election at each stockholder meeting at which the election of directors is considered.

  The Stockholders Meeting. The Stock Purchase Agreement requires the Company to call and hold, as soon as reasonably practicable, the Stockholders Meeting for the purpose of voting on the approval of the Purchaser Acquisitions and the election to the Company's Board of Directors of the nominees discussed above. The Company has agreed that the proxy materials for the Stockholders Meeting will contain the recommendation of the Board of Directors that the stockholders approve the Purchaser Acquisitions and will state that the Company is neutral with respect to, or recommends, the Offer.

  Representations and Warranties. The Stock Purchase Agreement contains various customary representations and warranties of the parties, including representations by the Company as to (i) the absence of a material adverse change to the business or financial condition of the Company, (ii) the absence of certain other changes or events concerning the Company, and (iii) compliance with law, litigation, employee benefit plans, intellectual property, taxes and material contracts.

  Conduct of Business of the Company. The Stock Purchase Agreement provides that until the closing of the Second Issuance, the business of the Company and each of its subsidiaries will be conducted in the ordinary course of business and in accordance with past practice. Accordingly, without the Purchaser's prior consent, neither the Company nor any of its subsidiaries may, prior to such closing, engage or agree to engage in an enumerated list of actions generally characterized as being outside the ordinary course of business. Such actions requiring the Purchaser's prior approval include, among other things (but subject to certain exceptions stated in the Stock Purchase Agreement),
(i) making new commitments for capital expenditures in excess of specified levels, (ii) granting any bonus, severance or termination pay or increasing executive officer compensation except in the ordinary course of business consistent with past practice and except severance agreements with up to ten key employees providing for six months severance and acceleration of options following a termination by the Company without cause or by the employee for good reason, (iii) granting stock options, (iv) entering into business combinations, acquiring assets above specified limits, and selling assets other than in the ordinary course of business, (v) declaring or paying dividends or redeeming equity securities, or (vi) issuing equity securities other than under specified circumstances. The Stock Purchase Agreement permits the Company to accelerate the vesting, effective as of the closing of the Second Issuance, of up to 35% of the unvested portion of outstanding stock options.

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  Distribution Agreement. In the Stock Purchase Agreement, the Company and the
Purchaser acknowledged that an important consideration for the Company entering into the Stock Purchase Agreement was the fact that the Purchaser, through its affiliated entities, Marcus Cable and Charter Communications (the "Cable Companies"), operates cable systems that serve over 2 million cable subscribers and that such Cable Companies will provide an opportunity for the Company to establish a distribution or other relationship with them. The Stock Purchase Agreement provides that, after the consummation of the transactions contemplated by the Stock Purchase Agreement, the Company and the Cable Companies will promptly commence negotiations with respect to the establishment of a distribution or other relationship to offer the Company's content to the Cable Companies' subscribers. The Stock Purchase Agreement also provides that the parties will negotiate in good faith and use reasonable efforts to establish a distribution or other relationship, although none of the parties will have any legal obligation to any other party if such a relationship is not established.

  Other Covenants of the Parties. The Stock Purchase Agreement provides that if the Company issues any equity securities after March 15, 1999, the Purchaser will have the right (subject to certain exceptions) to acquire shares on comparable terms in such issuance in order to enable the Purchaser to maintain its percentage interest in the Company. This right expires if the Purchaser ceases to own a specified percentage of the Company's stock or if the Second Issuance is not consummated. The Stock Purchase Agreement also prohibits the Purchaser from selling more than a specified amount of Company stock in a privately-negotiated transaction for a cash price exceeding the stock market price of the Common Stock, unless the buyer in such transaction has agreed to make an offer to purchase an equivalent percentage of the Common Stock held by other stockholders of the Company.

  In addition, the Company has agreed to permit the Purchaser and its affiliates (as well as certain other entities in which the Purchaser and its affiliates have an interest), to use up to 10% of the Company's unsold advertising inventory in existence from time to time, subject to certain specified conditions. This obligation expires on March 15, 2004, or at any time after March 15, 2000 upon the Purchaser ceasing to own at least 10% of the Company's outstanding stock.

  Other Potential Bidders and Transactions. The Stock Purchase Agreement requires the Company and its affiliates and their respective officers, directors, employees, investment bankers, attorneys, accountants and other representatives and agents to immediately cease any existing discussions or negotiations with any third party with respect to (i) any merger, consolidation, share exchange, business combination or other similar transaction or series of related transactions involving the Company or a subsidiary, (ii) any sale or other disposition of more than 20% of the assets of the Company or any subsidiary, (iii) any acquisition of a substantial equity interest in the Company or any equity interest in any of its subsidiaries, (iv) any offer to purchase, tender offer, exchange offer or similar transaction involving the capital stock of the Company or any subsidiary, and (v) a liquidation or dissolution of the Company (each a "Transaction Proposal"). Except as provided in the next paragraph, the Company, its affiliates and their respective representatives and agents may not directly or indirectly, initiate, solicit, encourage or participate in discussions relating to, or provide information to a third party concerning, or otherwise facilitate the making of, any inquiry, offer or proposal regarding a Transaction Proposal, or agree to approve or recommend any Transaction Proposal.

  The Stock Purchase Agreement permits the Company to participate in discussions with or furnish information to an unaffiliated third party that makes an unsolicited bona fide Transaction Proposal in writing, if: (i) the proposal specifies a price to be paid for the Company's stock or assets that the Company's Board of Directors has determined, after consultation with the Company's investment bankers, if such transaction were consummated, would be financially more favorable to the Company's stockholders than the Offer (assuming for these purposes that the Offer is for 5,000,000 shares of Common Stock) (a "Superior Proposal"); (ii) the Board of Directors has determined, after consultation with the Company's investment bankers, that such third party is financially capable of consummating the Superior Proposal and that the Superior Proposal is at least as likely to be consummated, and is not subject to materially greater conditions, than the transactions contemplated by the Stock Purchase Agreement; (iii) the Board of Directors has determined, after consultation with its outside legal counsel, that the failure to participate in discussions or negotiations with or furnish information to such third party would result in a substantial risk of liability to the Board members for a breach of their fiduciary duties

                                       5
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under Delaware law; and (iv) the Company informs the Purchaser in writing of the principal terms of the proposal. The Company is prohibited from accepting or entering into any agreement concerning a Superior Proposal for at least 36 hours after the Company notifies the Purchaser of the Superior Proposal, and is required to afford the Purchaser an opportunity to discuss the Purchaser's desired response to the proposal.

  The Stock Purchase Agreement permits the Company, after the occurrence of the events discussed above and the satisfaction of certain other conditions, to (i) change its recommendations concerning the Purchaser Acquisitions, (ii) accept the Superior Proposal, and (iii) enter into an agreement with the third party concerning the Superior Proposal. In such event, the Company would be required to pay immediately to the Purchaser a $17.5 million cash fee. Such cash fee would constitute liquidated damages and, except for fraud in connection with the Stock Purchase Agreement, would constitute Purchaser's sole and exclusive remedy under the Stock Purchase Agreement.

  Termination. The Stock Purchase Agreement permits either the Purchaser or the Company to terminate its obligations to consummate the Second Issuance if
(i) consummation is prohibited by a final, non-appealable governmental order, provided that the party seeking to terminate its obligations must have used its best efforts to prevent entry of and to remove such order, (ii) the Company's stockholders do not approve the Purchaser Acquisitions at the Stockholders Meeting, (iii) the closing of the Second Preferred Stock Issuance does not occur by August 31, 1999 and the failure to close on or before such date did not result from the failure by the party seeking termination to perform any obligation required to be performed by such party prior to such time, or (iv) the party seeking to terminate has not committed a material uncured breach of any representation, warranty, covenant or agreement and there has been a material breach by the other party of any representation, warranty, covenant or agreement that has not been cured within five days notice of such breach and causes the failure of a closing condition.

  The Company may terminate its obligation to sell and issue the Second Issuance Shares if (i) any change is made to the Offer in violation of the Stock Purchase Agreement or the Offer Conditions, (ii) the Company's Board of Directors withdraws or modifies in a manner adverse to the Purchaser the Board's approval of the Stock Purchase Agreement, or (iii) the Board of Directors accepts a Superior Proposal after complying with the applicable requirements described above.

  The Purchaser may terminate its obligation to purchase the Second Issuance Shares if the Company's Board of Directors (i) fails to recommend, or withdraws, modifies or changes in a manner adverse to the Purchaser (or resolves to do so) its approval or recommendation of the transactions contemplated by the Stock Purchase Agreement, (ii) submits or recommends to its stockholders or approves a Transaction Proposal, (iii) accepts or recommends to its stockholders a Superior Proposal, or (iv) publicly announces its intention to do any of the foregoing. The Purchaser may also terminate its obligation to purchase the Second Issuance Shares if the Company or its affiliates breach the Company's obligations described above regarding the non-solicitation of a Transaction Proposal.

  Under the Stock Purchase Agreement, the Company will be required to pay to the Purchaser liquidated damages of $17.5 million in case of a termination by the Purchaser for the Company's uncured material breach, the Company's breach of its non-solicitation obligations, or for any of the reasons specified in the first sentence of the immediately preceding paragraph. In addition, these liquidated damages will be payable in case of a termination by the Company after its Board of Directors has withdrawn or modified in a manner adverse to the Purchaser the Board's recommendation of the Stock Purchase Agreement or has accepted or recommended a Superior Proposal. These liquidated damages will also be payable if the Company's stockholders do not approve the Purchaser Acquisitions at the Stockholders Meeting and prior to the meeting a Transaction Proposal was made known to the Company or was made directly to its stockholders or any person publicly announced an intention to make a Transaction Proposal.

  Transaction Expenses. The Company has agreed to pay to the Purchaser, upon the closing of the Second Issuance, $8,000,000 for the Purchaser's fees and expenses in connection with the transactions contemplated by the Stock Purchase Agreement. Except for such payment and the amount of any liquidated damages that may be payable in case of a termination as described above, the Company and the Purchaser have agreed that each of the parties will pay its own costs and expenses incurred in connection with the transactions.

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Management Stock Agreements

  The following summary of certain terms of the Management Stock Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the forms of Management Stock Agreements, which have been filed as Exhibits (c) 4.1 and 4.2 to the Schedule 14D-9 and are incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Management Stock Agreements.

  Agreement to Purchase. As a condition to entering into the Stock Purchase Agreement, Purchaser and each director of the Company, including directors who are executive officers of the Company (each a "Management Stockholder"), entered into a Management Stock Agreement with the Purchaser. Under the Management Stock Agreement, on the date of the closing of the Second Preferred Stock Purchase, the Purchaser shall purchase from each Management Stockholder a number of shares equal to 36% of such Management Stockholder's interest in the Company, which interest is represented by the sum of (i) the number of Shares of Common Stock held by the Management Stockholder on March 15, 1999 and (ii) the number of Shares that the Management Stockholder has the right to acquire within thirty days of such date, at a purchase price of $90.00 per share or, if higher, the purchase price paid by the Company in the Offer (the "Management Shares"). A Management Stockholder who does not hold a sufficient number of shares of Common Stock to meet his obligation under his Management Stock Agreement must exercise the number of stock options necessary to permit him to deliver the number of Management Shares required to be delivered under his Management Stock Agreement.

  Conditions to Closing. The Management Stock Agreements provide that the obligations of each of the Management Stockholder and the Purchaser are subject to the following conditions: (i) the representations and warranties of the other party to the Management Stock Agreement shall be true and correct on the date of the closing of the Second Preferred Stock Purchase; (ii) all waiting periods under the HSR Act shall have either expired or terminated and
(iii) there shall be no injunction or other order issued by a governmental body and nor statute, rule or regulation prohibiting or otherwise restraining such sale. In addition, the Purchaser's obligations are also conditioned on the Purchaser having received all regulatory approvals required under the Stock Purchase Agreement and on there being no pending or threatened litigation or proceeding in respect of the transactions contemplated by the Management Stock Agreement.

  Agreement Not To Tender. Under the Management Stock Agreements, the Management Stockholders are prohibited from tendering the shares of Common Stock owned beneficially or of record by them in the Offer.

  Voting Agreement. Under the Management Stock Agreements, each Management Stockholder has agreed to vote all of the Shares of Common Stock owned beneficially or of record by him (i) in favor of the Second Preferred Stock Purchase and the Management Stock Purchases and any matter that could reasonably be expected to facilitate such transactions and (ii) against any action that would (a) result in a breach by the Company or such Management Stockholder of any covenant, obligation, or representation and warranty under the Stock Purchase Agreement or the Management Stock Agreements, respectively or (b) that would interfere with or delay the Second Preferred Stock Purchase and the Management Stock Purchases and the other transactions contemplated by the Stock Purchase Agreement or the Management Stock Agreements. Each Management Stockholder's voting obligations expire (i) on or after the date of the Second Preferred Stock Purchase or (ii) upon a termination of the Company's and Purchaser's obligations to consummate the Second Issuance pursuant to the Stock Purchase Agreement.

  Additional Covenants. Subject to the Management Stockholders' fiduciary duties as directors of the Company, the Management Stock Agreements prohibit the Management Stockholders from directly or indirectly soliciting, responding, or proposing a Transaction Proposal. In addition, the Purchaser has the right to be notified in the event that a Transaction Proposal is received by the Company.

  Termination of Stock Purchase Agreement. In the event of a termination of the Company's and the Purchaser's obligations to consummate the Second Issuance pursuant to the terms of the Stock Purchase

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Agreement, the obligations of the Management Stockholders and the Company to
consummate the Management Stock Purchases will also terminate. However, in the case of Management Stockholders who are executive officers of the Company, the Purchaser will have a 30-day option to purchase one-half of their Management Shares for $90.00 per share, unless the termination of the Second Preferred Stock Purchase was due to the Purchaser's breach of the Stock Purchase Agreement.

  The Management Stockholders are Russell C. Horowitz, John Keister, Michael
J. Riccio, Jr., Dennis Cline, Martin L. Schoffstall and Dr. Oren Etzioni, all of whom are directors of the Company. Messrs. Horowitz, Keister and Riccio are executive officers of the Company.

Certificate of Designation

  The following summary of the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the complete text of the Certificate of Designation, which has been filed as Exhibit (c) 2 to
Schedule 14D-9 and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Certificate of Designation.

  The Series A Preferred Stock is entitled to the rights, preferences and privileges set forth in the Certificate of Designation.

  Number of Shares. The Certificate of Designation designates 300,000 shares of the Company's authorized Preferred Stock, $.01 par value, to constitute the Series A Preferred Stock.

  Dividends. Pursuant to the Certificate of Designation (i) the Series A Preferred Stock is not entitled to receive dividends unless and until, among other things, the Board of Directors of the Company declares a dividend on the Common Stock and (ii) the Board of Directors may not declare or pay such a dividend on the Common Stock unless there shall be simultaneous declaration or payment, as applicable, of a dividend upon the Series A Preferred Stock and after the payment of the dividends upon the Common Stock and the Series A Preferred Stock, the Company's net worth exceeds the aggregate liquidation preference of the Series A Preferred Stock, and (iii) the dividend which is declared upon each share of Series A Preferred Stock shall be equal in amount to the dividend payable upon that number of shares of Common Stock acquirable upon conversion of a share of Series A Preferred Stock immediately before the declaration of such dividend on the Series A Preferred Stock.

  Liquidation, Dissolution or Winding Up. Upon a voluntary or involuntary liquidation, dissolution or winding up of the Company, (i) the Series A Preferred Stock shall rank senior to the Common Stock and any other Company stock that is junior to the Series A Preferred Stock (collectively, the "Junior Stock"), and (ii) the Series A Preferred Stock shall be entitled to $1,000 per share (the "Liquidation Preference") plus declared and unpaid dividends prior to any payment to Junior Stock. Except as set forth in the previous sentence, holders of shares of Series A Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the Company.

  Voting. Each holder of shares of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which such holder's shares of Series A Preferred Stock could then be converted and, except as otherwise required by law, shall be entitled to vote with respect to any question upon which holders of Common Stock have the right to vote; provided, however, that the shares of Series A Preferred Stock shall not have any voting power with respect to the election of directors unless and until the making of any necessary filings required by, and the expiration or termination of any applicable waiting periods under, the HSR Act.

  In addition, the consent of the holders of Series A Preferred Stock, voting as a class, is required to effect certain corporate actions, including without limitation, to amend or modify the Company's Certificate of Incorporation or By-Laws or the Certificate of Designation in any manner that would adversely affect the powers, preferences or special rights of the Series A Preferred Stock.

  Upon the consummation of the Second Preferred Stock Purchase, and continuing as long as a majority of the Series A Preferred Stock remains outstanding, the consent of holders of a majority of the Series A Preferred

Stock is also required for any of the following corporate actions: (i) any lease, sale or transfer of at least 30% of the Company's assets; (ii) any merger, consolidation or other reorganization of the Company which would result in the stockholders of the Company immediately prior to such transaction holding less than 66-2/3% of the voting securities of the surviving corporation; (iii) the acquisition of another entity or business by any means where the consideration involved has a value of at least $100,000,000; (iv) the liquidation, dissolution or winding up of the Company;
(v) the commencement by the Company of any voluntary bankruptcy proceeding; and (vi) the redemption or repurchase of any Junior Stock or stock ranking on liquidation on parity with the Series A Preferred Stock other than a repurchase in connection with the termination of employees of the Company.

  Conversion Rights. Subject to compliance with the HSR Act, each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the result of dividing
(i) the sum of (A) the aggregate Liquidation Preference of all the Series A Preferred Stock to be converted plus (B) any declared but unpaid dividends on such shares, by (ii) the Conversion Price, which initially is set at $66.11 per share of Common Stock, subject to adjustment from time to time for stock dividends, subdivisions, reclassifications or combinations and for certain other events. In addition, shares of Series A Preferred Stock will automatically be converted on the same basis into shares of Common Stock if
(x) a holder transfers such shares to an unaffiliated party or (y) the Company consummates a transaction which will result in the transfer of 50% or greater of the voting securities of the Company to an unrelated party.

  Anti-dilution. The Certificate of Designation includes certain customary anti-dilution provisions that are triggered if the Company (i) declares a dividend or makes a distribution on its Common Stock of shares of Common Stock; (ii) subdivides or reclassifies the outstanding shares of Common Stock into a greater number of shares; or (iii) combines or reclassifies the outstanding Common Stock into a smaller number of shares.

  No Redemption Rights. The Series A Preferred Stock is not subject to mandatory or optional redemption.

Registration Rights Agreement

  The following summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement, which has been filed as Exhibit (c) 3 to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Registration Rights Agreement.

  The Registration Rights Agreement was entered into concurrently with the Stock Purchase Agreement. The Registration Rights Agreement provides, among other things, that at any time beginning 180 days after March 15, 1999, the Holders (defined as the Purchaser and all of its Affiliates and certain transferees) of a majority of the shares of Common Stock held by all Holders at the time of any request for registration shall have the right by written notice (a "Demand Notice") to require the Company to file a registration statement under the Securities Act; provided, however, that this right may be exercised on no more than three occasions. Under the Registration Rights Agreement, a registration request will not be deemed to have been made if the Registration Statement does not become effective under the Securities Act or if an order or an injunction interferes or prevents the contemplated method of distribution.

  Pursuant to the Registration Rights Agreement, the Company has the right to include a primary offering of additional shares of Common Stock, including shares held by other stockholders of the Company, in any Registration Statement filed pursuant to a Demand Notice. If the managing underwriter of such an offering (the "Underwriter") determines in good faith that if all the shares of Common Stock that the other stockholders (the "Selling Holders") and the Company wish to include in the Registration Statement were included, the success of the offering would be materially and adversely affected, then the total number of shares to be included in the Registration Statement shall be reduced to the amount recommended by the Underwriter. If the event of such a reduction in the number of shares to be registered, then (i) unless the Registration Statement includes all of the Common Stock designated for sale by all Selling Holders participating in the demand registration, the Registration Statement shall not include any shares to be offered by the Company or sold by other stockholders, and (ii) if the Registration Statement does not include all of the Common Stock designated for sale by such

Selling Holders, the Common Stock included in the Registration Statement shall be allocated among such Selling Holders pro rata (based on the number of shares held by each). The Registration Rights Agreement provides that if the number of shares requested to be registered is reduced by 15% of more pursuant to the recommendation of the Underwriter, then the Demand Notice shall not be deemed to have been made.

  In addition, the Registration Rights Agreement allows the Company to defer the filing of a Registration Statement made pursuant to a Demand Notice under certain circumstances. In addition to registration rights pursuant to a Demand Notice, the Registration Rights Agreement provides that the Holders shall have certain incidental or "piggy-back" registration rights with respect to most offerings of Common Stock. The Holders' incidental registration rights are, however, more limited than their registration rights pursuant to a Demand Notice. The Registration Rights Agreement also includes certain Hold-Back Agreements, applicable to both the Selling Holders and the Company.

  The Registration Rights Agreement provides that expenses relating to the registration of shares (other than the Selling Holders' legal expenses and commissions) will be paid by the Company and otherwise contains terms that are customary to registration rights agreements of its type, including, but not limited to, rights of indemnification and contribution.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Board of Directors.

  The Board of Directors has unanimously approved the Stock Purchase Agreement and the transactions contemplated thereby, including the Offer. The Board of Directors expresses no opinion, however, as to whether stockholders should accept the Offer and tender their Shares thereunder.

  (b) Background; Reasons for the Recommendation.

  Background. As part of an on-going strategic effort to expand its business, the Company has been considering financing alternatives for several months. On January 18, 1999, a meeting was arranged among representatives of the Purchaser and Russell C. Horowitz, Chairman and Chief Executive Officer, and Dino Christofilis, Vice President of Corporate Development, of the Company to discuss the possibility of an investment in the Company by the Purchaser. At the meeting, Mr. Horowitz expressed an interest in raising at least $50 million from a strategic investor and stated that although the Company was not for sale, he was interested in discussing the merits of a strategic relationship with the Purchaser and wished further to explore the potential benefits of any relationship.

  During late January and the first half of February 1999, representatives of the Purchaser held numerous discussions with Messrs. Horowitz and Christofilis, Michael J. Riccio, Jr., a director and Chief Operating Officer and John Keister, a director and President of the Company, to discuss a strategic investment by Purchaser in the Company. During these discussions, the parties considered an investment by the Purchaser of at least $100 million to $200 million to acquire a significant ownership interest in the Company, and discussed issues relating to board representation and approval rights for the Purchaser.

  During middle and late February 1999, the Purchaser, together with representatives of NationsBanc Montgomery Securities LLC, Purchaser's financial advisor, held a series of meetings and conference calls with the Company for the purpose of, among other things, conducting financial due diligence regarding the Company.

  During this period, the Purchaser and the Company discussed various possibilities for the structure of the proposed transaction. The parties agreed that the Purchaser's investment would be partially or wholly in the form of a new series of convertible preferred stock. The parties also discussed the potential terms of the preferred stock, including liquidation and dividend preferences, voting rights, anti-dilution protection and various negative covenants. In addition, some of the transaction proposals considered by the parties contemplated that the Purchaser would obtain majority representation on the Company's Board of Directors.

  Throughout late February and early March 1999, the parties continued to hold discussions to address both the Purchaser's and the Company's concerns and to evaluate the feasibility of various structures for transactions. On or about February 27, 1999, the Purchaser delivered a written proposal to the Company proposing a $200,000,000 investment by the Purchaser in a new series of convertible preferred stock. The Purchaser and the Company thereafter exchanged proposals regarding the amount of the investment that would be made by the Purchaser and the terms of the preferred stock. Throughout these discussions the Purchaser indicated that, depending on the scope of the strategic investment it might make, it may have to obtain majority representation on the Board of Directors. The Company requested that the Purchaser agree, in addition to purchasing newly-issued preferred stock from the Company, to conduct a tender offer for a significant number of shares of the Company's common stock as part of the transaction structure to provide liquidity to the Company's existing stockholders and to provide the Company with certain distribution rights through the Purchaser's cable assets. The Company also indicated that members of the Company's management were prepared to commit to tender a percentage of their shares in connection with any tender offer.

  On or about March 10, 1999, the Company and the Purchaser agreed on the basic structure of the transaction, which would involve the acquisition by the Purchaser of $300 million of a new series of convertible preferred stock, as well as a tender offer by the Purchaser for a portion of the outstanding shares of the Company's common stock, although the conversion price for the preferred stock, the number of shares that the Purchaser would tender for and the tender price were not agreed to at that time.

  On March 10, 1999, the Company's Board of Directors held a telephonic meeting to discuss the benefits of the proposed transaction with the Purchaser. The Board discussed the material components of the transaction including (i) the sale of Series A Convertible Preferred Stock to the Purchaser, (ii) the Offer and (iii) the potential strategic relationship between the Company and the other entities which the Purchaser controls. At the meeting, the Board received the advice of the Company's legal counsel concerning the legal issues associates with such transactions by publicly held companies. At such meeting, the Board authorized the engagement of Broadview International LLC ("Broadview") to review the fairness of the proposed transaction, from a financial point of view, to the Company's stockholders. The Board discussed the benefits of a transaction which would include
(i) providing the stockholders with liquidity while retaining a significant interest in the Company, (ii) providing the Company with significant cash resources, (iii) providing the Company with a beneficial strategic partner and
(iv) permitting the Company to continue to utilize publicly traded stock as consideration in acquisitions of other businesses since the Common Stock would continue to trade on the Nasdaq Stock Market. The Board authorized Messrs. Horowitz, Riccio, Keister and members of management to continue negotiations with the Purchaser with the assistance of the Company's financial and legal advisors.

  On March 10, 1999, the Purchaser's counsel provided the Company and its counsel with preliminary drafts of the transaction documents. On March 11, 1999, the counsel for the Company provided its comments on the transaction documents. During the next several days, management with the assistance of their counsel negotiated the terms of the transaction documents. The Purchaser and the Company, together with their representatives (including legal counsel), proceeded to negotiate the definitive terms of the stock purchase agreement, the preferred stock and related agreements. During this process, the parties continued to negotiate the exact terms of the transaction, including the conversion price and other rights, preferences and privileges of the preferred stock, the number of shares to be tendered for, the tender price and the nature of Company management's participation. Following extensive negotiations, the parties agreed on the terms of the new series of preferred stock to be purchased by the Purchaser, the specifics of the tender offer to be conducted by the Purchaser and the form of Company management's participation in the transaction.

  A meeting of the Board of Directors of the Company was held telephonically at 4:30 A.M. Pacific Time, on March 15, 1999. The Board received a report on the status of negotiations with the Purchaser from members of management and legal counsel, which informed the Board that all material issues had been resolved. The Board had a full discussion of the sale of Series A Preferred Stock, the Offer and the sale of stock by management and the various possible outcomes of the Offer. Additionally, the Board reviewed in detail the terms of the proposal embodied in the various agreements. The Board again discussed the various benefits of a transaction which would include (i) providing the stockholders with liquidity while retaining a significant interest in the Company,

(ii) providing the Company with significant cash resources, (iii) providing the Company with a beneficial strategic partner and (iv) permitting the Company to continue to utilize publicly traded stock as consideration in acquisitions of other businesses, since the Common Stock would continue to trade on the Nasdaq Stock Market. The Board of Directors also discussed the proposed (i) sale to the Purchaser by the executive officers and directors of 36% of their respective stock holdings including vested options (determined as of April 4, 1999), and (ii) accceleration of vesting of 35% of all outstanding unvested options held by all optionees. The Board considered the sale of shares to Purchaser by the executive officers and directors to be equitable since the Purchaser would be making a tender offer to purchase 36% of the outstanding Common Stock at the same price at which such executives and directors will sell their shares of Common Stock. The Board considered the acceleration of a portion of all outstanding options to be equitable in light of the Purchaser's significant cash investment in the Company, and the public stockholders' opportunity to obtain liquidity for up to 36% of the outstanding shares of Common Stock in the aggregate. Broadview rendered an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated March 15, 1999) to the effect that, as of the date of such opinions and based upon and subject to certain matters stated therein, the transactions contemplated by the Stock Purchase Agreement are fair, from a financial point of view, to the holders of the Common Stock. In addition, the Board voted unanimously to approve the Stock Purchase Agreement, the Offer, the Registration Rights Agreement, the Certificate of Designation and the Management Stock Agreements.

  On March 15, 1999, the Company and Purchaser executed and delivered the transaction agreements, including the Stock Purchase Agreement and the Registration Rights Agreement, and the Purchaser and the Company's directors, including three directors who are executive officers of the Company, executed and delivered the Management Stock Agreements.

 Recommendation of the Board of Directors.

  The Board of Directors, by unanimous vote of all of the directors, has approved the Stock Purchase Agreement and the transactions contemplated thereby, including the Offer. The Board has expressed no opinion, however, as to whether stockholders should accept the Offer and tender their Shares thereunder. The Board remains neutral as to whether stockholders should tender their Shares primarily because the Company will remain a publicly traded company following the consummation of the Offer. As a result, the fair market value of its shares will remain subject to market fluctuations and public stockholders may realize greater profits by holding their shares than by tendering them. Each stockholder should consider carefully the terms of the Offer when determining whether or not to tender shares.

  In approving the Stock Purchase Agreement and the transactions contemplated thereby, the Board of Directors considered the following material factors:

    (i) The terms of the Stock Purchase Agreement, the Registration Rights Agreement, the Certificate of Designation and the Management Stock Agreements, which were the product of arm's length negotiations among the parties;

    (ii) The Company's increased cash resources as a result of the Company's cash infusion by the Purchaser;

    (iii) The opportunity to provide both public and employee stockholders with an opportunity to obtain liquidity for a portion of their equity holdings in the Company;

    (iv) The oral opinion of Broadview delivered to the Board at the March 15, 1999 meeting (which was subsequently confirmed in writing), more fully described below; and

    (v) The potential strategic benefit to the Company from a distribution agreement with cable companies operated by affiliates of the Purchaser, which agreement the parties would negotiate in good faith after the closing of the Second Issuance.

  The Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors view this position and its recommendations as being based on the totality of the information presented to it and considered by it.

  Opinion of Financial Advisor. The Board of Directors of the Company retained Broadview to act as its financial advisor and to render an opinion to the Board of Directors of the Company as to the fairness of the Offer, from a financial point of view, to be received by the stockholders of the Company. On March 15, 1999, Broadview delivered its oral opinion to the Board of Directors of the Company and on March 15, 1999, Broadview delivered its written opinion to the Board of Directors of the Company to the effect that, as of such date, the Offer Price to be received by the Company's stockholders in the Offer was fair, from a financial point of view, to the stockholders of the Company (the "Broadview Opinion"). No restrictions were imposed by the Company's Board of Directors upon Broadview with respect to investigations made or procedures followed by Broadview in rendering its opinion.

  The full text of the Broadview Opinion is attached hereto and has been filed as Exhibit (c)6 to the Schedule 14D-9. The Company stockholders are urged to, and should, read the Broadview Opinion carefully in its entirety for assumptions made, matters considered and limits of the review by Broadview. The Broadview Opinion is addressed to the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to how such holder should respond to the Offer.

Item 5. Persons Retained, Employed or to Be Compensated.

  For its services in connection with the Transactions, the Company is obligated to pay Broadview a total transaction fee of approximately $450,000 (the "Transaction Fee"). The Transaction Fee became payable upon delivery of the Broadview Opinion in writing. The Company also has agreed to reimburse Broadview for its out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, not in excess of $20,000 and to indemnify Broadview and certain related persons or entities against liabilities arising out of its engagement.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) None of the Company's directors or executive officers will tender Shares pursuant to the Offer. Each of the Company's directors and executive officers has entered into a Management Stock Purchase Agreement pursuant to which he will sell shares to the Purchaser at the Offer Price.

Item 7. Certain Negotiations and Transactions by Subject Company.

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result ion one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to Be Furnished.

  There is no additional information necessary to make the required statements, in light of the circumstances under which they were made, not materially misleading.

Item 9. Material to Be Filed as Exhibits.

 Exhibit
   No.
 -------
 (a)     Not Applicable

 (b)     Not Applicable

 (c)
         Exhibit-1 Stock Purchase Agreement, dated March 15, 1999, by and between Go2Net, Inc. and Vulcan Ventures Incorporated.

         Exhibit-2 Certificate of Designation.

         Exhibit-3 Registration Rights Agreement, dated March 15, 1999, by and between Go2Net, Inc. and Vulcan Ventures Incorporated.

         Exhibit-4.1 Form of Stock Purchase and Voting Agreement, dated March
                     15, 1999, between the Vulcan Ventures Incorporated and each non-executive officer director of the Company.

         Exhibit-4.2 Form of Stock Purchase and Voting Agreement, dated March
                     15, 1999 between the Vulcan Ventures Incorporated and each executive officer director of the Company.

         Exhibit-5 Amended Proxy Statement for the Annual Meeting of
                   Stockholders filed February 17, 1999.

         Exhibit-6 Opinion of Broadview International LLC *

         Exhibit-7 Press Release issued by Go2Net, Inc., dated March 15, 1999.

         Exhibit-8 Letter to Shareholders of Go2Net, Inc. *

 (d)     Not Applicable

 (e)     Not Applicable

 (f)     Not Applicable

--------
* Included in copies mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 1999                     GO2NET, INC..

                                          By: /s/ Russell C. Horowitz
                                            ---------------------------------
                                          Russell C. Horowitz
                                          Chief Executive Officer